Exhibit a(5)(iii)
LDK Solar Announces Results of Exchange Offer
XINYU CITY, China and SUNNYVALE, Calif., December 24, 2010 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE:LDK) today announced the results of its offer to exchange (as amended, the “Exchange Offer”) up to $300 million in aggregate principal amount of its currently outstanding 4.75% Convertible Senior Notes due 2013 (CUSIP Nos. 50183L AA 5 and 50183L AB 3) (the “Existing Notes”) for an equal aggregate principal amount of a newly issued class of 4.75% Convertible Senior Notes due 2013 (the “New Notes”) and cash in an amount not greater than $100 nor less than $85 (as amended, the “Cash Consideration” and, together with the New Notes, the “Exchange Consideration”), which expired at 11:59 p.m., New York City time, on Wednesday, December 22, 2010.
The total principal amount of Existing Notes accepted for exchange was approximately $31,918,000. Holders of Existing Notes that validly tendered and did not validly withdraw their Existing Notes prior to the expiration of the Exchange Offer will receive the Exchange Consideration, including the Cash Consideration, on the settlement date of the Exchange Offer, which is expected to be December 29, 2010.
Pursuant to the terms of the modified “Dutch Auction,” the Company determined the Cash Consideration portion of the Exchange Consideration to be $100 for each $1,000 principal amount of Existing Notes. In addition, holders of Existing Notes whose Existing Notes were accepted for exchange in the Exchange Offer will be paid cash in an amount equal to the accrued and unpaid interest on the Existing Notes up to, but excluding, the settlement date of the Exchange Offer, which is expected to be December 29, 2010.
The Exchange Offer was subject to the terms and conditions set forth in a Schedule TO (including the Exchange Offer Memorandum and related Amended Letter of Transmittal), filed by LDK Solar with the Securities and Exchange Commission (“SEC”) on November 24, 2010, as amended and supplemented by Amendment No. 1, filed by LDK Solar with the SEC on December 10, 2010 and Amendment No. 2, to be filed by LDK Solar with the SEC.
The financial advisor for the Exchange Offer was Piper Jaffray & Co., the information agent for the Exchange Offer was Georgeson Inc. and the exchange agent for the Exchange Offer was The Bank of New York Mellon. Holders of the Existing Notes who have questions may call the information agent at (800) 457-0759. Banks and brokerage firms may call (212) 440-9800.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about our company and products, please visit www.ldksolar.com
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801